Exhibit 12

Pfizer Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges

On June 24, 2013, Pfizer completed the full disposition of its Animal Health business (Zoetis). Information provided for the nine months ended September 29, 2013 excludes all amounts related to Zoetis. Information provided for periods prior to 2013 have not been restated for Zoetis as the information is not currently available.

	Nine Months
	Ended	Year Ended December 31,
(MILLIONS OF DOLLARS, EXCEPT RATIO)	September 29, 2013	2012	2011	2010	2009	2008

Determination of Earnings:
Income from continuing operations before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$12,655	$12,080	$12,304	$9,471	$10,723	$9,520
Less:
Noncontrolling interests	36	47	60	46	15	34
Income attributable to Pfizer Inc.	12,619	12,033	12,244	9,425	10,708	9,486
Add (deduct):
Capitalized interest	(23)	(41)	(50)	(36)	(34)	(46)
Amortization of capitalized interest	42	69	95	29	29	29
Equity (income)/loss from equity method investments	(33)	(99)	(82)	(78)	4	5
Distributed income of equity method investments	162	85	190	26	—	—
Fixed charges	1,149	1,640	1,813	1,930	1,358	647
Total earnings as defined	$13,916	$13,687	$14,210	$11,296	$12,065	$10,121

Fixed charges:
Interest expense(a)	$1,067	$1,524	$1,681	$1,797	$1,232	$516
Preferred stock dividends(b)	3	4	5	6	7	8
Rents(c)	79	112	127	127	119	123
Fixed charges	1,149	1,640	1,813	1,930	1,358	647
Capitalized interest	23	41	50	36	34	46
Total fixed charges	$1,172	$1,681	$1,863	$1,966	$1,392	$693

Ratio of earnings to fixed charges	11.9	8.1	7.6	5.7	8.7	14.6

(a)
Interest expense includes amortization of debt premium, discount and other debt costs. Interest expense does not include interest related to uncertain tax positions of $176 million for the first nine months of 2013; $268 million for 2012; $343 million for 2011; $389 million for 2010; $337 million for 2009; and $333 million for 2008.

(b)	Preferred stock dividends related to our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan Trust.

(c)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.
All financial information before 2012 reflects Capsugel as a discontinued operation (business was sold on August 1, 2011). The financial information for the years ended December 31, 2012, 2011, 2010 and 2009 reflects the Nutrition business as a discontinued operation (business was acquired in 2009 and sold on November 30, 2012).